TEMPLETON DRAGON FUND, INC.
                           500 East Broward Boulevard
                       Ft. Lauderdale, Florida 33394-3091


                                 July 30, 1998


Dear Shareholder:


We are writing to you to ask for your vote on important questions that could affect your investment in Templeton Dragon Fund Inc. (the "Fund"). Please review the attached proxy statement, cast your vote, and return the enclosed proxy card in the envelope provided.


In addition to electing directors and selecting auditors, you are being asked to vote on a proposal submitted by a shareholder. This proposal requests that the Board of Directors seek shareholder approval to convert the Fund from a closed-end fund to an open-end mutual fund. The Directors unanimously recommend that you vote "AGAINST" this proposal.


The Directors believe that the best way for the Fund to pursue its investment objective is as a closed-end fund. To fully take advantage of China's enormous economic potential requires a long-term investment strategy. The Fund's investment objective is long-term capital appreciation, and the Fund pursues this objective by identifying investments in the China region on a company-by-company basis and holding these investments for a sufficiently long period of time to allow them to appreciate in value. A short-term investment strategy created for short-term economic gain is inconsistent with the Fund's long-term objective. Given this and the relatively volatile nature of the Chinese securities market, the Board originally determined to organize the Fund as a closed-end fund, and the Directors continue to feel that this is the best format for the Fund's long-term success.


The Board has recently adopted a managed distribution policy under which the Fund intends to distribute approximately 10% of its net asset value each year, payable in quarterly distributions. Under this policy, shareholders will receive a regular, predictable payout on their investment while preserving the benefits of the Fund's closed-end structure. Based on the experience of other closed-end investment companies that have adopted similar policies, and consistent with its ongoing efforts to enhance shareholder value, the Board adopted this policy in an effort to address the market discount of the Fund's share price to net asset value.


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If  you  are  not  already  taking advantage of the Fund's dividend reinvestment plan,  and  you wish to do so, please contact Mellon Securities Trust Company at
(800) 416-5585.


We appreciate your participation and prompt response in this matter, and thank you for your support.


                                        J. MARK MOBIUS
                                        President




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